Exhibit 99.2

PRESS RELEASE

India: TotalEnergies to Invest in a New Solar Portfolio
of over 1 GW with Adani Green

Paris/Ahmedabad, September 3, 2024 –TotalEnergies and Adani Green Energy Limited (AGEL) have entered into an agreement to create a new joint venture, equally owned by TotalEnergies and AGEL, with a 1,150 MWac (1,575 MWp) solar portfolio in Khavda in Gujarat.

The electricity generated by the solar projects will be sold through Power Purchase Agreements (PPAs) signed with the federal government agency, Solar Energy Corporation of India (SECI), and through sales on the wholesale market. This new transaction will allow TotalEnergies to capitalize on the ongoing liberalization of the Indian electricity market.

This will strengthen TotalEnergies’ strategic alliance with AGEL, allowing it to support the company in becoming a global renewable leader as it targets 50 GW of renewable power capacity by 2030. AGEL already operates over 11 GW of solar and wind capacity in India.

AGEL will contribute to the joint venture with assets and TotalEnergies will provide an equity investment of $444m to support their development. The signing and completion of the transaction is subject to the approval of AGEL’s shareholders and satisfaction of customary closing conditions, including the receipt of certain regulatory approvals.

Khavda: the world’s largest renewable energy plant

AGEL (19.75% owned by TotalEnergies), is developing the world’s largest renewable energy site in the Khavda region (Gujarat). Spanning over 538 km2, five times the size of Paris, the site will boast solar and wind capacity of 30 GW. Of this, 2 GW has already been operationalized by AGEL. Once completed, Khavda will generate enough electricity to power the equivalent of 16 million homes in India.

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About Adani Green Energy Limited

Adani Green Energy Limited (AGEL) is India’s largest and one of the leading renewable energy companies in the world enabling the clean energy transition. AGEL develops, owns, and operates utility scale grid-connected solar, wind, hybrid and hydro pumped storage renewable power plants. AGEL currently has an operating renewable portfolio of 11.2 GW, the largest in India, spread across 12 states. The company has set a target of achieving 50 GW by 2030 aligned to India’s decarbonization goals. AGEL is focused on leveraging technology to reduce the Levelized Cost of Energy (LCOE) in pursuit of enabling largescale adoption of affordable clean energy. AGEL’s operating portfolio is certified ‘water positive for plants of more than 200 MW capacity’, ‘single-use plastic free’ and ‘zero waste-to-landfill’, a testament to the company’s commitment of powering sustainable growth.

For more information, please visit www.adanigreenenergy.com

TotalEnergies and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a world class cost-competitive portfolio combining renewables (solar, onshore and offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. At the end of 2023, TotalEnergies’ gross renewable electricity generation installed capacity was 22 GW. TotalEnergies will continue to expand this business to reach 35 GW in 2025 and more than 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).